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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CITIZENS FIRST BANCORP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
17461R106
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 17461R106

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Asset Management Corp.; Tax I.D. No.: 36-3160361
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 584,666
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 598,341
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,341(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 8,423,414 shares outstanding as of November 2, 2006.

Page 2 of 7 Pages

CUSIP No. 17461R106

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kamco Thrift Partners Limited Partnership; Tax I.D. No.: 36-4093981
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 18,000
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 18,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The percent ownership calculated is based upon an aggregate of 8,423,414 shares outstanding as of November 2, 2006.

Page 3 of 7 Pages

CUSIP No. 17461R106

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John L. Keeley, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 17,269
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 17,269
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,269(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percent ownership calculated is based upon an aggregate of 8,423,414 shares outstanding as of November 2, 2006.

Page 4 of 7 Pages

CUSIP No. 17461R106

        This Amendment No. 1 to the undersigned’s Schedule 13G, which was originally filed on February 14, 2006 (the “Schedule 13G”) with regard to Citizens First Bancorp, Inc. (the “Issuer”), is being filed to amend Item 4 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.	Ownership

Keeley Asset Management Corp.
(a)	Amount Beneficially Owned: 598,341
(b)	Percent of Class: 7.1%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 584,666
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 598,341
(iv)	shared power to dispose or to direct the disposition of: -0-

Kamco Thrift Partners Limited Partnership
(a)	Amount Beneficially Owned: 18,000
(b)	Percent of Class: 0.2%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 18,000
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 18,000
(iv)	shared power to dispose or to direct the disposition of: -0-

John L. Keeley, Jr.
(a)	Amount Beneficially Owned: 17,269
(b)	Percent of Class: 0.2%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 17,269
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 17,269
(iv)	shared power to dispose or to direct the disposition of: -0-

Page 5 of 7 Pages

CUSIP No. 17461R106

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2007

KEELEY ASSET MANAGEMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
KAMCO THRIFT PARTNERS LIMITED PARTNERSHIP
By: Keeley Asset Management Corp., General Partner
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
/s/ John L. Keeley, Jr.
John L. Keeley, Jr.

Page 6 of 7 Pages

CUSIP No. 17461R106

EXHIBIT 1

        AGREEMENT dated as of February 1, 2007 by and among Keeley Asset Management Corp., an Illinois corporation, Kamco Thrift Partners Limited Partnership, an Illinois limited partnership, and John L. Keeley, Jr.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Keeley Asset Management Corp., Kamco Thrift Partners Limited Partnership and John L. Keeley, Jr. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of Citizens First Bancorp, Inc., and hereby further agree that said Statement shall be filed on behalf of Keeley Asset Management Corp., Kamco Thrift Partners Limited Partnership and John L. Keeley, Jr. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Citizens First Bancorp, Inc.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

KEELEY ASSET MANAGEMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
KAMCO THRIFT PARTNERS LIMITED PARTNERSHIP
By: Keeley Asset Management Corp., General Partner
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
/s/ John L. Keeley, Jr.
John L. Keeley, Jr.

Page 7 of 7 Pages